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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               PCI SERVICES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   693206 10 4
                                 (CUSIP Number)


                             F. Douglas Raymond, III
                             Drinker Biddle & Reath
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 23, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   |  |.

Check the following box if a fee is being paid with the statement | |, (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

- --------------------------                   ----------------------------------
CUSIP No. 693 206 104                          Page 2 of 6 Pages
- --------------------------                   ----------------------------------

- -------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              MEDIQ Incorporated
              IRS Identification No. 51-0219413*
- -------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) | |

                                                                      (b) | |


- -------------------------------------------------------------------------------
3           SEC USE ONLY

- -------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

              00
- -------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT T ITEMS 2(d) OR 2(e) | |



- -------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- -------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                  -0-
         REPORTING PERSON
               WITH
                                   --------------------------------------------
                                     8         SHARED VOTING POWER

                                                        2,875,000
                                   --------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   --------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                        2,875,000
- -------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,875,000
- -------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*


- -------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              46.29%

- -------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
              CO

- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -----------------------------            --------------------------------------
CUSIP No. 693 206 104                      Page 3 of 6 Pages
- -----------------------------            --------------------------------------

- -------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MEDIQ Investment Services, Inc.
              IRS Identification No. 51-0261761
- -------------------------------------------------------------------------------

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) | |

                                                                   (b) | |


- -------------------------------------------------------------------------------
3.          SEC USE ONLY

- -------------------------------------------------------------------------------
4.          SOURCE OF FUNDS*

              00
- -------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)    | |

- -------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- -------------------------------------------------------------------------------
         NUMBER OF SHARES            7.        SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   --------------------------------------------
                                     8.        SHARED VOTING POWER

                                                        2,875,000
                                   --------------------------------------------
                                     9.        SOLE DISPOSITIVE POWER

                                                        -0-
                                   --------------------------------------------
                                     10.       SHARED DISPOSITIVE POWER

                                                        2,875,000
- -------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,875,000
- -------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*


- -------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              46.29%

- -------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*
              CO

- -------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         The statement on Schedule 13D (the "Original Schedule 13D") dated September 9, 1992, as amended by Amendment No. 1 ("Amendment No. 1"), dated March 29, 1996, and filed with the Securities and Exchange Commission by MEDIQ Incorporated ("MEDIQ") and MEDIQ Investment Services, Inc. ("MIS", and together with MEDIQ, the "Reporting Persons") with respect to beneficial ownership of Common stock, par value $.001 per share (the "Common Stock"), of PCI Services, Inc. (the "Issuer") is hereby amended as provided herein.

Item 4. Purpose of Transaction. Item 4 is amended to delete the last paragraph of Item 4 and insert the following language at the end of Item 4:

         On July 23, 1996 MEDIQ entered into an Agreement and Plan of Merger with Cardinal Health, Inc., an Ohio corporation ("Buyer"), Panther Merger Corp., a Delaware corporation and a wholly owned subsidiary of Buyer ("Subcorp") and the Issuer (the "Merger Agreement"). Simultaneously, the Reporting Persons also entered into a Support/Voting Agreement (the "Voting Agreement") and a Stock Option Agreement (the "Stock Option Agreement") with Buyer and a Reimbursement Agreement (the "Reimbursement Agreement") with the Issuer, each dated as of July 23, 1996.

         Pursuant to the Merger Agreement, and subject to the conditions set forth therein (including regulatory approvals and approval by stockholders of the Issuer), at the effective time of the Merger, Subcorp will be merged with and into the Issuer (the "Merger"). Each share of common stock of the Issuer, including without limitation all such shares held by the Reporting Persons (such shares held by the Reporting Person being referred to herein as the "Shares") will be converted into the right to receive 0.336 shares of stock of Buyer, subject to possible adjustment under the circumstances described in the Merger Agreement, plus cash in lieu of receipt of fractional shares of the common stock of Buyer. The Merger Agreement may be terminated by either the Issuer or Buyer under specified circumstances, including among others, by the Issuer or the Buyer if the average trading price of Buyer's common stock over a specified period prior to the special meeting of the Issuer's stockholders called to approve the Merger falls below certain levels. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

         Pursuant to the Voting Agreement, the Reporting Persons have agreed (i) to vote the Shares at any meeting of stockholders of the Issuer called to consider and vote to approve the Merger and the Merger Agreement and/or the transactions contemplated thereby in favor thereof, (ii) not to vote such Shares in favor of any recapitalization, merger, consolidation or other business combination involving the Issuer, or acquisition of any capital stock or any material portion of the assets (except for acquisition of assets in the ordinary course of business consistent with past practice) of the Issuer, or any combination of the foregoing (a "Competing Transaction") and (iii) not to, and not to permit any company, trust or other entity controlled by the Reporting Persons to, and not to permit any of their affiliates to, contract to sell, sell or otherwise transfer or dispose of any of the Shares or any interest therein or securities convertible thereinto or any voting rights with respect thereto other than pursuant to the Merger Agreement or with Buyer's consent. The Voting Agreement may be terminated at the option of any party at any time upon the earlier of the termination of the Merger Agreement or the date upon which the Merger becomes effective. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

         In accordance with the terms of the Stock Option Agreement, the Reporting Persons have granted Buyer an option (the "Option"), exercisable under certain circumstances and subject to certain adjustments, to purchase the Shares at a price per share (the "Purchase Price"), payable in cash, equal to the lower of (x) $23.00 or (y) the exchange ratio under the Merger Agreement, multiplied by the closing price of the common stock of Buyer as reported on the New York Stock Exchange composite tape on the last trading day immediately preceding the date of delivery to Issuer of written notice of Buyer's exercise of the Option, provided that, notwithstanding the foregoing, in no event will the Purchase Price be less than $19.53. The Option may be exercised in part only for less than 390,500 Shares in the aggregate, unless Buyer exercises the Option for at least 2,253,876 Shares. The Option shall terminate upon the earliest to occur of the effective time of the Merger or termination of the Merger Agreement under certain other circumstances. As of the date hereof, the Option is not exercisable. The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the copy of the Stock Option Agreement included as
Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

         MEDIQ also entered into a Reimbursement Agreement with the Issuer pursuant to which MEDIQ has agreed to reimburse the Issuer for any termination fees (up to $5 million) or reimbursement of expenses (up to $1 million) that the Issuer is required to pay to Buyer pursuant to Section 7.2 of the Merger Agreement solely by reason of the breach of MEDIQ's obligations pursuant to the Merger Agreement, Stock Option Agreement or Voting Agreement, subject to the maximum amounts set forth above. The foregoing summary of the Reimbursement Agreement is qualified in its entirety by reference to the copy of the Reimbursement Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

         Pursuant to the Merger Agreement, upon consummation of the Merger, the officers of the Issuer shall be the officers of the

Surviving Corporation and the directors of Subcorp shall be the directors of the Surviving Corporation.

         Pursuant to the Merger Agreement, upon consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended so as to contain the provisions, and only the provisions, contained in the Certificate of Incorporation of Subcorp, except for Article I thereof, which shall continue to read, "The name of the corporation is 'PCI Services, Inc.'", and the By-laws of Subcorp shall be the By-laws of the Surviving Corporation; in each case until amended in accordance with applicable law.

Item 5 Interest in Securities of the Issuer. Items 5(a)-(d) are amended by adding the following:

         As described in Item 4 hereof, Buyer has the right, under the circumstances and subject to the limitations set forth in the Stock Option Agreement, to acquire up to all the Shares. The Option is not currently exercisable and the Reporting Persons do not presently share with Buyer voting or dispositive power with respect to any of the Shares. The foregoing description of certain terms set forth in the Stock Option Agreement is qualified in its entirety by reference to the copy of the Stock Option Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Item 6 is amended in its entirety and restated to read as follows:

         The Reporting Persons have entered into the Merger Agreement, Voting Agreement, Stock Option Agreement and Reimbursement Agreement with the Issuer. All such agreements, other than the Merger Agreement, will terminate upon the effective time of the Merger.

         The Merger Agreement is included as Exhibit 1 to this Schedule 13D and is incorporated herein by reference. See Item 4.

         The Voting Agreement is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. See Item 4.

         The Stock Option Agreement is included as Exhibit 3 to this Schedule 13D and is incorporated herein by reference. See Item 4.

         The Reimbursement Agreement is included as Exhibit 4 to this Schedule 13D and is incorporated herein by reference. See Item 4.

Item 7            Material to be Filed as Exhibits
                  --------------------------------

         Item 7 is amended to file the following additional documents as exhibits:

         1. Agreement and Plan of Merger dated as of July 23, 1996 by and among Cardinal Health, Inc., Panther Merger Corp., PCI Services, Inc. and MEDIQ Incorporated is incorporated herein by reference to Exhibit 2.1 to the Schedule 13D filed by Cardinal Health, Inc. with respect to the securities of PCI Services, Inc. on July 29, 1996.

         2. Support/Voting Agreement dated as of July 23, 1996, by and among Cardinal Health, Inc., MEDIQ Incorporated and MEDIQ Investment Services, Inc. is incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by Cardinal Health, Inc. with respect to the securities of PCI Services, Inc. on July 29, 1996.

         3. Stock Option Agreement dated as of July 23, 1996 by and among Cardinal Health, Inc., MEDIQ Incorporated and MEDIQ Investment Services, Inc. is incorporated herein by reference to Exhibit 2.2 to the Schedule 13D filed by Cardinal Health, Inc. with respect to the securities of PCI Services, Inc. on July 29, 1996.

         4. Reimbursement Agreement dated as of July 23, 1996 between MEDIQ Incorporated and PCI Services, Inc.

         5.       Press Release dated July 24, 1996.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 30, 1996


                         MEDIQ INCORPORATED


                        /s/ Michael F. Sandler
                        ---------------------------
                        Michael F. Sandler
                        Chief Financial Officer



                        MEDIQ INVESTMENT SERVICES, INC.


                        /s/ Michael F. Sandler
                        ------------------------------
                        Michael F. Sandler
                        Chief Financial Officer